SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

ContextLogic Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

21077C 10 7

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21077C 10 7	13G

1.	Names of Reporting Persons GGV Capital IV L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 24,198,195 Class A common stock (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 28,797,275 Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,797,275 Class A common stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.0% of Class A common stock (4.5% of Class A and B common stock) (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by GGV Capital IV L.P., GGV Capital IV Entrepreneurs Fund L.P., GGV Capital Select L.P., GGV Capital IV L.L.C., Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held directly by GGV Capital IV, L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting (other than with respect to 4,599,080 shares of Class B Common Stock that are subject to an irrevocable proxy in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. GGV Capital IV L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital IV L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of the Issuer directly.

(3)	The percentage of common stock beneficially owned by each of the Reporting Persons is based on a total of 643 million shares of common stock (being the sum of 577 million shares of Class A common stock and 66 million shares of Class B common stock) of the Issuer outstanding as of October 31, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”), filed on November 10, 2021. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 577 million shares of Class A common stock outstanding as set forth in the Form 10-Q.

CUSIP No. 21077C 10 7	13G

1.	Names of Reporting Persons GGV Capital IV Entrepreneurs Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 513,057 Class A common stock (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 610,577 Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 610,577 Class A common stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.1% of Class A common stock (0.1% of Class A and B common stock) (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held directly by GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting (other than with respect to 97,520 shares of Class B Common Stock that are subject to an irrevocable proxy in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital IV L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV Entrepreneurs Fund L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of the Issuer directly.

(3)	The percentage of common stock beneficially owned by each of the Reporting Persons is based on a total of 643 million shares of common stock (being the sum of 577 million shares of Class A common stock and 66 million shares of Class B common stock) of the Issuer outstanding as of October 31, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”), filed on November 10, 2021. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 577 million shares of Class A common stock outstanding as set forth in the Form 10-Q.

CUSIP No. 21077C 10 7	13G

1.	Names of Reporting Persons GGV Capital Select L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 6,555,290 Class A common stock (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 6,555,290 Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,555,290 Class A common stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.1% of Class A common stock (1.0% of Class A and B common stock) (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held directly by GGV Capital Select L.P. GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. GGV Capital Select L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital Select L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of the Issuer directly.
(3)	The percentage of common stock beneficially owned by each of the Reporting Persons is based on a total of 643 million shares of common stock (being the sum of 577 million shares of Class A common stock and 66 million shares of Class B common stock) of the Issuer outstanding as of October 31, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”), filed on November 10, 2021. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 577 million shares of Class A common stock outstanding as set forth in the Form 10-Q.

CUSIP No. 21077C 10 7	13G

1.	Names of Reporting Persons GGV Capital IV L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 24,711,252 Class A common stock (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 29,407,852 Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,407,852 Class A common stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.1% of Class A common stock (4.6% of Class A and B common stock) (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 28,797,275 Class A common stock held by GGV Capital IV L.P., and (ii) 610,577 Class A common stock held by GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting (other than with respect to an aggregate of 4,696,600 shares of Class B Common Stock that are subject to irrevocable proxies in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital IV L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of the Issuer directly.

(3)	The percentage of common stock beneficially owned by each of the Reporting Persons is based on a total of 643 million shares of common stock (being the sum of 577 million shares of Class A common stock and 66 million shares of Class B common stock) of the Issuer outstanding as of October 31, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”), filed on November 10, 2021. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 577 million shares of Class A common stock outstanding as set forth in the Form 10-Q.

CUSIP No. 21077C 10 7	13G

1.	Names of Reporting Persons GGV Capital Select L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 6,555,290 Class A common stock (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 6,555,290 Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,555,290 Class A common stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.1% of Class A common stock (1.0% of Class A and B common stock) (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	The shares are held directly by GGV Capital Select L.P. GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. GGV Capital Select L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital Select L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of the Issuer directly.
(3)	The percentage of common stock beneficially owned by each of the Reporting Persons is based on a total of 643 million shares of common stock (being the sum of 577 million shares of Class A common stock and 66 million shares of Class B common stock) of the Issuer outstanding as of October 31, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”), filed on November 10, 2021. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 577 million shares of Class A common stock outstanding as set forth in the Form 10-Q.

CUSIP No. 21077C 10 7	13G

1.	Names of Reporting Persons Jixun Foo
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 31,266,542 Class A common stock (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 35,963,142 Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,963,142 Class A common stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.2% of Class A common stock (5.6% of Class A and B common stock) (3)
12.	Type of Reporting Person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 28,797,275 Class A common stock held by GGV Capital IV L.P., (ii) 610,577 Class A common stock held by GGV Capital IV Entrepreneurs Fund L.P., (iii) 6,555,290 Class A common stock held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting (other than with respect to an aggregate of 4,696,600 shares of Class B Common Stock that are subject to irrevocable proxies in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital IV L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting (other than with respect to an aggregate of 4,696,600 shares of Class B Common Stock that are subject to irrevocable proxies in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. GGV Capital Select L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital Select L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of the Issuer directly.

(3)	The percentage of common stock beneficially owned by each of the Reporting Persons is based on a total of 643 million shares of common stock (being the sum of 577 million shares of Class A common stock and 66 million shares of Class B common stock) of the Issuer outstanding as of October 31, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”), filed on November 10, 2021. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 577 million shares of Class A common stock outstanding as set forth in the Form 10-Q.

CUSIP No. 21077C 10 7	13G

1.	Names of Reporting Persons Glenn Solomon
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 31,266,542 Class A common stock (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 35,963,142 Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,963,142 Class A common stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.2% of Class A common stock (5.6% of Class A and B common stock) (3)
12.	Type of Reporting Person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 28,797,275 Class A common stock held by GGV Capital IV L.P., (ii) 610,577 Class A common stock held by GGV Capital IV Entrepreneurs Fund L.P., (iii) 6,555,290 Class A common stock held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting (other than with respect to an aggregate of 4,696,600 shares of Class B Common Stock that are subject to irrevocable proxies in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital IV L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting (other than with respect to an aggregate of 4,696,600 shares of Class B Common Stock that are subject to irrevocable proxies in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. GGV Capital Select L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital Select L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of the Issuer directly.

(3)	The percentage of common stock beneficially owned by each of the Reporting Persons is based on a total of 643 million shares of common stock (being the sum of 577 million shares of Class A common stock and 66 million shares of Class B common stock) of the Issuer outstanding as of October 31, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”), filed on November 10, 2021. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 577 million shares of Class A common stock outstanding as set forth in the Form 10-Q.

CUSIP No. 21077C 10 7	13G

1.	Names of Reporting Persons Jenny Hong Wei Lee
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 31,266,542 Class A common stock (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 35,963,142 Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,963,142 Class A common stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.2% of Class A common stock (5.6% of Class A and B common stock) (3)
12.	Type of Reporting Person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 28,797,275 Class A common stock held by GGV Capital IV L.P., (ii) 610,577 Class A common stock held by GGV Capital IV Entrepreneurs Fund L.P., (iii) 6,555,290 Class A common stock held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting (other than with respect to an aggregate of 4,696,600 shares of Class B Common Stock that are subject to irrevocable proxies in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital IV L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting (other than with respect to an aggregate of 4,696,600 shares of Class B Common Stock that are subject to irrevocable proxies in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. GGV Capital Select L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital Select L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of the Issuer directly.

(3)	The percentage of common stock beneficially owned by each of the Reporting Persons is based on a total of 643 million shares of common stock (being the sum of 577 million shares of Class A common stock and 66 million shares of Class B common stock) of the Issuer outstanding as of October 31, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”), filed on November 10, 2021. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 577 million shares of Class A common stock outstanding as set forth in the Form 10-Q.

CUSIP No. 21077C 10 7	13G

1.	Names of Reporting Persons Jeffrey Gordon Richards
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 31,266,542 Class A common stock (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 35,963,142 Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,963,142 Class A common stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.2% of Class A common stock (5.6% of Class A and B common stock) (3)
12.	Type of Reporting Person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 28,797,275 Class A common stock held by GGV Capital IV L.P., (ii) 610,577 Class A common stock held by GGV Capital IV Entrepreneurs Fund L.P., (iii) 6,555,290 Class A common stock held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting (other than with respect to an aggregate of 4,696,600 shares of Class B Common Stock that are subject to irrevocable proxies in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital IV L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting (other than with respect to an aggregate of 4,696,600 shares of Class B Common Stock that are subject to irrevocable proxies in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. GGV Capital Select L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital Select L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of the Issuer directly.

(3)	The percentage of common stock beneficially owned by each of the Reporting Persons is based on a total of 643 million shares of common stock (being the sum of 577 million shares of Class A common stock and 66 million shares of Class B common stock) of the Issuer outstanding as of October 31, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”), filed on November 10, 2021. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 577 million shares of Class A common stock outstanding as set forth in the Form 10-Q.

CUSIP No. 21077C 10 7	13G

1.	Names of Reporting Persons Hans Tung
2.	Check the Appropriate Box if a Member of a Group (see instructions)
(a) ☐
(b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 31,266,542 Class A common stock (2)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 35,963,142 Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,963,142 Class A common stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.2% of Class A common stock (5.6% of Class A and B common stock) (3)
12.	Type of Reporting Person (see instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 28,797,275 Class A common stock held by GGV Capital IV L.P., (ii) 610,577 Class A common stock held by GGV Capital IV Entrepreneurs Fund L.P., (iii) 6,555,290 Class A common stock held by GGV Capital Select L.P. GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting (other than with respect to an aggregate of 4,696,600 shares of Class B Common Stock that are subject to irrevocable proxies in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital IV L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting (other than with respect to an aggregate of 4,696,600 shares of Class B Common Stock that are subject to irrevocable proxies in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. GGV Capital Select L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital Select L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of the Issuer directly.

(3)	The percentage of common stock beneficially owned by each of the Reporting Persons is based on a total of 643 million shares of common stock (being the sum of 577 million shares of Class A common stock and 66 million shares of Class B common stock) of the Issuer outstanding as of October 31, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”), filed on November 10, 2021. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 577 million shares of Class A common stock outstanding as set forth in the Form 10-Q.

CUSIP No. 21077C 10 7	13G

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of the Class A Common Stock, par value $0.0001 per share ContextLogic Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

ContextLogic Inc.

Item 1(b).	Address of Issuer’s Principal Executive Officers:

One Sansome Street, 40th Floor

San Francisco, California 94104

Item 2(a).	Name of Person(s) Filing:

GGV Capital IV L.P.
GGV Capital IV Entrepreneurs Fund L.P.
GGV Capital IV L.L.C.
GGV Capital Select L.P.
GGV Capital Select L.L.C.
Jixun Foo
Glenn Solomon
Jenny Hong Wei Lee
Jeffrey Gordon Richards
Hans Tung

Item 2(b).	Address of Principal Business Office:

GGV Capital

3000 Sand Hill Road, Suite 4-230

Menlo Park, California 94025

United States of America

Item 2(c).	Citizenship or Place of Organization:

Name	Citizenship or Place of Organization
1. GGV Capital IV L.P.	Delaware, United States of America
2. GGV Capital IV Entrepreneurs Fund L.P.	Delaware, United States of America
3. GGV Capital IV L.L.C.	Delaware, United States of America
4. GGV Capital Select L.P.	Delaware, United States of America
5. GGV Capital Select L.L.C.	Delaware, United States of America
6. Jixun Foo	Singapore
7. Glenn Solomon	United States of America
8. Jenny Hong Wei Lee	Singapore
9. Jeffrey Gordon Richards	United States of America
10. Hans Tung	United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

21077C 10 7

CUSIP No. 21077C 10 7	13G

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

Item 4(b).	Percent of Class:

Item 4(c).	Number of shares as to which such persons have:

The following information with respect to the ownership of Class A common stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G as of December 31, 2021:

Reporting Persons	Shares Held Directly (1)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class A Ordinary Shares (3)
GGV Capital IV L.P.	28,797,275	24,198,195	28,797,275	28,797,275	5.0% of Class A common stock (4.5% of Class A and B common stock)
GGV Capital IV Entrepreneurs Fund L.P.	610,577	513,057	610,577	610,577	0.1% of Class A common stock (0.1% of Class A and B common stock)
GGV Capital Select L.P.	6,555,290	6,555,290	6,555,290	6,555,290	1.1% of Class A common stock (1.0% of Class A and B common stock)
GGV Capital IV L.L.C. (2)	0	29,407,852	29,407,852	29,407,852	5.1% of Class A common stock (4.6% of Class A and B common stock)
GGV Capital Select L.L.C. (2)	0	6,555,290	6,555,290	6,555,290	1.1% of Class A common stock (1.0% of Class A and B common stock)
Jixun Foo (2)	0	31,266,542	35,963,142	35,963,142	6.2% of Class A common stock (5.6% of Class A and B common stock)
Glenn Solomon (2)	0	31,266,542	35,963,142	35,963,142	6.2% of Class A common stock (5.6% of Class A and B common stock)
Jenny Hong Wei Lee (2)	0	31,266,542	35,963,142	35,963,142	6.2% of Class A common stock (5.6% of Class A and B common stock)
Jeffrey Gordon Richards (2)	0	31,266,542	35,963,142	35,963,142	6.2% of Class A common stock (5.6% of Class A and B common stock)
Hans Tung (2)	0	31,266,542	35,963,142	35,963,142	6.2% of Class A common stock (5.6% of Class A and B common stock)

(1)	Represents the number of Class A common stock and Class B common stock currently held by the Reporting Persons.
(2)	GGV Capital IV L.L.C. serves as the General Partner of GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. As such, GGV Capital IV L.L.C. possesses power to direct the voting (other than with respect to an aggregate of 4,696,600 shares of Class B Common Stock that are subject to irrevocable proxies in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital IV L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital IV L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting (other than with respect to an aggregate of 4,696,600 shares of Class B Common Stock that are subject to irrevocable proxies in favor of the founder and chief executive officer of the Issuer) and disposition of the shares owned by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital IV L.P. and GGV Capital IV Entrepreneurs Fund L.P. GGV Capital Select L.L.C. serves as the General Partner of GGV Capital Select L.P. As such, GGV Capital Select L.L.C. possesses power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. GGV Capital Select L.L.C. owns no securities of the Issuer directly. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung are Managing Directors of GGV Capital Select L.L.C. As such, Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung possess power to direct the voting and disposition of the shares owned by GGV Capital Select L.P. and may be deemed to have indirect beneficial ownership of the shares held by GGV Capital Select L.P. Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards and Hans Tung own no securities of the Issuer directly.
(3)	The percentage of common stock beneficially owned by each of the Reporting Persons is based on a total of 643 million shares of common stock (being the sum of 577 million shares of Class A common stock and 66 million shares of Class B common stock) of the Issuer outstanding as of October 31, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Form 10-Q”), filed on November 10, 2021. The percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons is based on 577 million shares of Class A common stock outstanding as set forth in the Form 10-Q.

CUSIP No. 21077C 10 7	13G

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

CUSIP No. 21077C 10 7	13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

GGV Capital IV L.P.
GGV CAPITAL IV ENTREPRENEURS FUND L.P.
BY: GGV Capital IV L.L.C.
ITS: General Partner

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

GGV Capital IV L.L.C.

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

GGV CAPITAL SELECT L.P.
BY: GGV Capital SELECT L.L.C.
ITS: General Partner

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

GGV Capital SELECT L.L.C.

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

/s/ Jixun Foo
Jixun Foo

/s/ Glenn Solomon
Glenn Solomon

/s/ Jeffrey Gordon Richards
Jeffrey Gordon Richards

/s/ Hans Tung
Hans Tung

/s/ Jenny Hong Wei Lee
Jenny Hong Wei Lee

CUSIP No. 21077C 10 7	13G

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Class A common stock of ContextLogic Inc.

Dated: February 14, 2022

GGV Capital IV L.P.
GGV CAPITAL IV ENTREPRENEURS FUND L.P.
BY: GGV Capital IV L.L.C.
ITS: General Partner

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

GGV Capital IV L.L.C.

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

GGV CAPITAL SELECT L.P.
BY: GGV Capital SELECT L.L.C.
ITS: General Partner

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

GGV Capital SELECT L.L.C.

By:	/s/ Terence Jen
Terence Jen
Attorney-in-Fact

/s/ Jixun Foo
Jixun Foo

/s/ Glenn Solomon
Glenn Solomon

/s/ Jeffrey Gordon Richards
Jeffrey Gordon Richards

/s/ Hans Tung
Hans Tung

/s/ Jenny Hong Wei Lee
Jenny Hong Wei Lee